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Backed by founders, executives, and advisors from

For Illustration Only.

INVEST IN **ONER NETWORK**

The Intelligent Financial Network for Faster, Fairer Payments Worldwide

oner.network New York, NY

Technology | Fintech & Finance | AI

Highlights

1. Unlock Early Bird Bonus. First $250K also gets a 20% bonus — limited-time reward for early backers.

2. A faster, cheaper, and accessible approach to global payments for humans and AI.

3. Innovative Multi-Issuer Digital Dollar. Built-in cashback. Spend anywhere Visa or Mastercard works.

4. Designed by a World-Class Team of 35+ from JPMorgan, Goldman Sachs, IBM, IMF, World Bank, LSEG, etc.

5. Regulatory-First & Launch-Ready. The GENIUS Act is law. We've built for this moment.

6. $30M projected FY26 across 6 streams (3rd party analyses, not guaranteed).

7. Projected EBITDA Growth: FY26 ~25% → FY27 ~52% → FY28 ~59% (actual results may vary, not guaranteed)

8. AI-native design: Enables machine-to-machine payments that legacy systems cannot support.

Featured Investor



Mirko Turrina

Invested $30,000

Follow

Syndicate Lead

Serial Angel Investor

wefunder.com

"Oner Investment Thesis: A Rare "All-Boxes-Checked" Opportunity: Founder, Industry, Valuation and multiple potential Exit ways. It is rare to encounter start-up that could be Profitability from Day One and having such a Exceptional Leadership & Advisors team that could overcome execution and regulatory hurdles. This seems like a rare blend of innovation, scalability, and pragmatism. If the regulatory and adoption risks are mitigated, ONER could become the "SWIFT 2.0" for the digital asset era.""

Our Team

Oner Network (Invest in Us on Wefunder) Team
Oner Network

The Oner team of 35+ features experts from JPMorgan, World Bank, IBM, Goldman Sachs, Credit Suisse, Oracle, Unidef & Polygon. We have built/scaled products used by millions, and led infra and global brands. Join us on wefunder.com/oner (see disclosures)



Azim Ghader President

18+ years in Fintech, Payments & Digital Assets. Early backer of Ethereum & Binance BNB. Led Unidef & OME global growth. Built payment systems. Combines leadership, fintech, investment & marketing to scale global financial networks.



Asit Kharshikar Vice President, Engineering



28 years as Tech leader. Former Engineering Head at JPMorgan & VP Engineering at Paytm (India's Digital Payments Giant). Built high-scale finance-mobile platforms. Drives Oner's product innovation & infrastructure resilience across global markets.



Val Rahmani Strategic Advisor

44 years as Global Tech Leader. Non-Exec Director at London Stock Exchange Group, Ex-GM at IBM, and former CEO at Damballa (Cybersecurity). Brings board-level and cybersecurity expertise to strengthen Oner's institutional trust and global governance.



Dhanwinder Singh Vice President, Marketing Strategy

23 years as brand strategist. Former Senior Business Director at Dentsu (Japan – Global Advertising Group) & Senior VP at Leo Burnett (India – Global Advertising Firm). Leads Oner's global marketing, building trust in digital finance worldwide.



Semih Ergür Non-Executive Director

39 years as a Banking Executive. Former SVP at Citibank (Turkey) and Deputy Chairman at Aktif & BKT Banks. Provides Oner with deep expertise in governance, banking strategy, and cross-border financial management to drive institutional expansion.



Ankur Mehrotra Advisor

23 years as a Fintech Executive. Group President at JULO. Ex-MD & Advisor at Grab (Asia superapp), Ex-IMF and Standard Chartered. Ankur scaled financial ecosystems across Southeast Asia, from digital lending to embedded insurance

Asia, from digital lending to embedded insurance.



Adriana Ennab Capital Markets (Advisor)

45 years as Financial Markets Leader. Former Director at Credit Suisse and Goldman Sachs, advisor to The Digital Dollar Project. Advocate for tokenization, DeFi, digital assets & web3. Guides Oner on policy, regulation, and institutional partnerships.



Arman Rahimov Executive Vice President, Strategic Partnerships

14 years as marketing leader, with 7+ in digital assets. Former CEO at a creative agency serving FTX (Digital Asset Exchange) & Marketing Director at Unidef Global (Digital Asset Network). Leads Oner's partnerships and fintech outreach worldwide.



Carlos Salinas Advisor

23 years as Finance & Digital Asset Leader. Head of Digital Assets at MoraBanc (Andorra – Private Banking), ex-VP at Proxima Alfa (Spain – Hedge Fund), ex-Analyst at Merrill Lynch (UK – Investment Bank). Brings fintech & risk expertise to Oner's strategy.



Leila Farah Mokaddem Africa & Emerging Markets (Advisor)

23 years in Finance. Director General at AfDB (African Development Bank). Brings deep expertise in regulated banking, financial services, and the development of financial and policy strategy in African markets.



Petr Rasocha Banking (Advisor)

27 years in Finance. Former CEO of VAB Bank (Ukraine – Commercial Banking), Chairman at Banka CREDITAS (Czechia – Retail Banking), and Ex Citi, IBM. Advises Oner on regulated banking, licensing, and cross-border strategy.



Kedarnath Rentala Technical (Advisor)

25-years in fintech & payments. VP at Razorpay (India – Digital Banking Platform).Associate VP at Financial Software & Systems (Fintech Services) and Ex- Citi. Spearheaded major white-label banking products and partner integrations.



Sandeep Sharma Global Marketing (Advisor)

32 years as a Marketing & Growth Advisor. Former IBM, Oracle, HP, and Intel, leading global campaigns across B2B tech and emerging markets. Guides Oner's brand, Go To Market, and fintech expansion with deep expertise in digital, partnerships, and scale.



Yu-Shik Kim Asia-Pacific (Advisor)

29 years as Digital Commerce Executive. Former CEO of n11.com (E-commerce Platform). SVP at SK Group (Korea – Conglomerate & Telecom). Advisor to LG Electronics (Korea – Consumer Electronics). Guides Oner's Go-To-Market partnerships, and ecosystem growth.



Sthuthi Peter Global Operations

6-year cross-border fintech operations specialist, Founding team at Oner, Sr. Ops at Unidef Global (Digital Asset Network). Sthuthi oversees and scales cross-border operational infrastructure and fintech operations across global jurisdictions.



Keshav Tyagi Finance & Capital Planning

14 years in Finance & Fintech. Ex-AVP at Paytm (India's Digital Banking Giant) and former Analyst at Citigroup. Keshav drives Oner's financial structuring and capital planning, blending Paytm's digital scale with Citi's institutional rigor.



Nikunj Sanghi Corporate Finance

13 years as a Finance Expert. Ex-VP at Paytm (India's digital banking giant) and Ex-KPMG & EY. Nikunj led M&A tax, restructuring, and cross-border deals. At Oner, he drives capital-efficient scaling with sharp investor and corporate finance strategy.



Parviz Mayelzadeh Senior 3D Designer

19 years in 3D motion design. Ex-GEM Group & Dreambox Creative Company (Broadcast & Creative Media). Senior 3D Designer at Unidef (Digital Asset Network). Parviz brings cinematic 3D storytelling to Oner, shaping global brand identity in digital finance.



Ignacio Antonio Senior Marketing Manager

18 years in digital marketing leader. Ex-Zoetis LATAM strategy lead, Ex-Comms Head at ONG Bitcoin Argentina (Web3 NGO, BID-backed), Consultant to clients like the World Bank. Helps Oner on growth, brand, and civic impact.

Oner on growth, brand, and civic impact.



Nayna Agarwal Associate Director, Communications

8 years as a Brand & Media Strategist. Ex-Manager at Kalkine Media (B2B/fintech PR across 5 countries) and Ex-CNBC-TV18 (India's top business news network). Nayna drives Oner's brand, PR, and founder positioning with sharp fintech communication expertise.

Ready to Help Build a Fairer Financial World?

We're building Oner Network—the payment infrastructure that processes any transaction for under 1 cent in under 1 second, whether you're sending $1 or $1 billion. Traditional payment systems charge $15-50 per transfer and take days. We've built the always-on network that serves people sending money globally, businesses running operations at scale, and AI agents executing autonomous transactions.

Our model works because we're backed by reserve assets and stablecoin infrastructure—generating returns from reserves while keeping transaction fees near-zero. We're not another payment app—we're the infrastructure layer that others build on, capturing our share of the global payments and stablecoin

market.

[Invest from $100](#) | *[Schedule a Meeting](#)*

[investors@oner.network](#) | +1 (212) 220-5747


Solutions by Use Case and Industry
Solutions by Industry
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Transfer Money
Near-Instant and under $0.01
E-Commerce
Global checkout + rewards
Media Streaming
Cross-border subscriptions
AI Services
Autonomous transactions
Ride-Sharing
Instant driver payouts
Property Rental
Instant host payments
Send Money
You send exactly
85,000
TRY
Recipient gets
2,040.75
USD
Paying with
Bank transfer
Bank transfer fee 0
Fee 13.68 USD
Total included fees (0.67%) 13.68 USD
Should arrive in 22 hours
Send money
Watch on YouTube

The Impact We're Creating Together

Every dollar you invest multiplies into real-world impact — empowering communities and opening access to fairer financial systems worldwide.

Global Reach

Extending financial access to billions worldwide

Family Savings

Cutting remittance fees so families keep more

Market Access

Unlocking opportunities in 180+ countries

Democratized Access

Breaking barriers to basic financial services

Aligned Returns

Driving social impact alongside sustainable growth

Oner Team

Built by a world-class team of global experts

Decades of experience building and scaling products across high-growth companies — with deep expertise in fintech, payments, digital assets, and global marketing.

Brand names, logos, past roles, and affiliations are provided solely to illustrate professional experience and do not imply endorsements, partnerships, or guarantees of success. Some contributors—including certain team members, advisors, and attorneys—are currently employed by, contracted with, or retained by entities other than Oner Network, Inc., including its affiliates, subsidiaries, or independent entities associated with the founders. Following a successful fundraising, Oner Network, Inc. may evaluate transitioning certain individuals into direct roles with the company or its subsidiaries, as deemed appropriate and in the best interests of the business.

Now, we're building the next "crazy idea"— something unified:

The universal financial network for humans AND artificial intelligence (AI).

✓ Near-instant | ✓ Low-cost | ✓ Global | ✓ Always on

Payment Type	Transaction Fee	Time to Settle	Notes
Credit Card Payment	2–3% + $0.30	Instant to Merchant	High fees for Merchant. Chargeback risk.
Debit Card Payment (Regulated)	Regulated: 0.05% + $0.21 Durbin Amendment: 0.9% + $0.15	Instant to Merchant	Low fees, subject to Durbin Amendment caps.
ACH Transfer	$0.20 – $1.50	3–5 Business Days	Limited to domestic transfers. Funding risk.
International Wire Transfer	$30 – $50	1–5 Business Days	High fees, exchange rate markups.
Remittance Service	6.65% (for $200)	Minutes to Days	Varies by service and destination country.
Peer-to-Peer Payment App	Free (p2p), 1–3% (Business)	Instant to 1 Day	Fees apply for instant transfers, credit card use, and payments.
Stablecoin Transfer	<$0.01	Seconds to Minutes	Global availability, minimal fees.

SOURCE: A16Z

Oner Network	<$0.01	Near-Instant	Global availability, 24/7 settlement, programmable.



"Oner Investment Thesis: A rare, all-boxes-checked opportunity—founder, industry, valuation, and multiple exit paths."

Mirko Turrina
Serial Angel Investor


Why Oner Network?
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Around the world
1.3 billion adults are unbanked. [1]
That's about 79% of the global adult population.
Watch on YouTube

The Global Problem

Money moves too slowly across borders — and it's costing trillions.

Slow & Costly Transfers

International transfers take 1-5 days and cost ~6.26% in fees. Tanzania example: Send $200, pay $115 in fees (57.5%!)

Not Built For AI

The century-old financial infrastructure wasn't built for AI agents to transact on behalf of humans or to support machine-to-machine payments

to-machine payments.

Single Point of Failure

~99% of stablecoins are controlled by single issuers — creating systemic risks and limiting their practical use for everyday users worldwide.

~1.3B Unbanked

Billions rely on volatile local currencies or have no access to global financial services.



"People, businesses, and AI agents need a faster, cheaper, always-on, globally connected, AI-native financial network."

Semih Ergür

Former SVP at Citibank and Non-Executive Director at Oner Network

Large and Growing Opportunity

Perfect Timing. Massive Market. Early-Mover Advantage.

Cross-Border Payments

~$320T

By 2032
(from $194T today)

Stablecoin Supercycle

~$3T

By 2028
(~11x growth in 3 years!)

AI Agent Economy Growth

$236B

By 2034
(Each one needs to transact)

All these trends converge at one point — the need for a unified AI-native financial network.

The Oner Solution

A Fairer Financial Network Built for 2026 and Beyond.

Next-Generation Financial Network

Unifying traditional payments, digital dollars, and reward platforms into one seamless network.

AI-Native Design

Built for autonomous AI agents to transact, earn, and optimize capital flows independently.

Multi-Issuer Stablecoin

Fully compliant digital dollar. Backed 1:1 by US Treasury bills with built-in rewards networks. No single point of failure.

Rewards Built-in

Brand-funded cashback and income features aim to put more value back in users' accounts.



× Single point of failure
× Human-only access
× Banking hours only
× 3-5 day settlement
× 2-3% transaction fees



✓ Multi-issuer resilience
✓ 24/7/365 availability
✓ AI-native design
✓ 1-second settlement
✓ Under $0.01

Reserve from $100 | ***Schedule a Meeting***

investors@oner.network | +1 (212) 220-5747

Proven Models

Built On Proven Business Models

Oner sits at the intersection of three proven business models



Global
Payments Networks
Built for the AI age
VISA
~$670B
ripple
~$186B
SOLANA
~$100B
PayPal
~$66B
Block
~$46B
Stablecoin/Digital
Dollar Networks
Multi-issuer safety
Tether
~$163B
USDC
~$37B
Income
Network
Real-time, intelligent
Rakuten
~$12B
ibotta
~$0.6B

Market caps, token values, and private valuations shown are for illustrative comparison only. They reflect third-party estimates at specific times and do not represent Oner Network's value or future performance.

The Genius Part:

> "We're not competing with Visa or Circle. We're building the layer they'll all plug into."
>
> Azim Ghader
> CO-FOUNDER

Get To Know Oner

Three Core Pillars

The Network

The unified network for the world's money

Global, scalable, and compliant by design — enabling instant, 24/7, low-cost value transfers across previously fragmented networks. Designed to be loved.

The Products

The financial system people actually want

A truly internet-native financial system – including the multi-issuer regulated digital dollar, a global card linked to that currency, real-time cashback rewards, and more. It's instant, nearly free, and endlessly scalable by default.

The Model

A profitable financial model from day one

Oner's business model has multiple revenue streams, creating continuous and compounding value. (In fact, unlike many startups, Oner earns revenue from day one – e.g. interest on reserves (US Treasury Bills)–rather than years later.)

Future projections, such as profitability, are not guaranteed.

The Products

The Multi-issuer Stablecoin Network

We're launching a fully-backed digital dollar, issued by multiple regulated institutions, for billions of users worldwide – and layering value-added services (like rewards) on top.

> Global stablecoin demand is set to ~11× by 2028, unlocking a $3T opportunity—pulled directly into the Oner.

Oner's Stablecoin Network


1
2
3

USERS

Benefiting from the growing utility of our stablecoin

Continually enhancing the platform

DEVELOPERS

Innovating with new solutions and increasing ecosystem utility

Strengthening and growing the on-chain community

DISTRIBUTORS

Expanding the reach of our stablecoin

Building distribution partnerships with at-scale platforms

The Products

The AI-Native Income Network

Oner's built-in Income layer *'understands'* users and helps them earn real spendable money via instant cashback, rewards, and other automated income streams, across both blockchain and traditional channels.

✕ The Old Way	✓ The Oner Way (Intelligent)
Delays with cashback from Rakuten or Ibotta	**Instant cashback** - See it immediately
Complex redemption rules	**AI-optimized rates** - Always get the best deal
Points expire or devalue	**Universal acceptance** - Works everywhere
Limited to specific merchants	**Stackable benefits** - Combine multiple offers



Costco Wholesale
amazon
ibotta
Alibaba
Rakuten
Walmart
ebay

Illustrative purposes only.

The Products

A Different Kind of Card

Linked to Oner’s stablecoins and income layers, the card is designed for modern economy and lets you spend at 150M+ locations—anywhere Visa or Mastercard is accepted.

Mentions of Visa/Mastercard are illustrative and reflect potential features on Oner’s product roadmap. Any acceptance will occur via network-branded cards issued by regulated partners. No affiliation, partnership, or endorsement is implied.

[redacted]